CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

Via EDGAR and Electronic mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Charles Eastman, Staff Accountant
Melissa Gilmore, Staff Accountant

Re:	Peloton Interactive, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended June 30, 2020 Form 8-K Furnished on February 4, 2021 File No. 001-39058

Ladies and Gentlemen:
We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on March 17, 2021 that relate to the Company’s Form 10-K for the fiscal year ended June 30, 2020 (File No. 001-39058) filed with the Commission on September 11, 2020 (the “Form 10-K”) and the Company’s Form 8-K (File No. 001-39058) furnished to the Commission on February 4, 2021 (the “Form 8-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.
Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[***]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

Form 10-K for the Fiscal Year Ended June 30, 2020
Notes to Consolidated Financial Statements
Commitments and Contingencies
Legal Proceedings, page 77

1.We note you recognized $60.1 million in litigation and settlement expenses for the fiscal year ended June 30, 2020 which was material to your net income. We also note that these expenses
CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.
PELOTON- 1001

United States Securities and Exchange Commission
Division of Corporation Finance
March 30, 2021

were adjustments in certain of your non-GAAP measures that you describe as consisting of legal settlements and related fees for specific proceedings, that arise outside of the ordinary course of your business. To help us better understand your disclosure, please quantify how much of the related expenses applied to the previously disclosed legal matters and how much of the expenses, if any, were related to matters not previously identified. Please further explain the nature of the expenses and how you determined that they are out of the ordinary.
The Company respectfully advises the Staff that of the $60.1 million in litigation and settlement expenses for the fiscal year ended June 30, 2020, approximately $[***] million relates to the confidential settlements and associated legal fees relating to two previously disclosed legal matters—“Downtown Music Publishing LLC et. al v. Peloton Interactive” and “Flywheel Sports, Inc.” Both matters were settled and disclosed in the Company’s quarterly report on Form 10-Q for its third quarter of fiscal 2020.  The nature of these expenses is primarily related to direct and incremental third-party legal expenses associated with, and amounts paid to settle, these outside the-ordinary-course copyright and patent litigation matters. The litigation and settlement expenses adjusted from the Company’s non-GAAP measure do not include content costs for past use. The remaining balance of extraordinary litigation matters of approximately $[***] million relates to the payment of legal fees with respect to individually immaterial matters that were also considered to be outside of the ordinary course of business.

The Company advises the Staff that when the Company calculates Adjusted EBITDA it adds back extraordinary litigation and settlement expenses to net income (loss) when such expenses relate to unique matters that are not attendant to the Company’s normal and continued business activity. The Company does not, however, add back litigation expenses that arise within the ordinary course of business in its calculations of Adjusted EBITDA. Unless the facts and circumstances with respect to a particular matter indicate otherwise, litigation expenses that the Company generally considers to be within the ordinary course of its business, include, but are not limited to, recurring fees relating to trademark, real estate and employee matters. Litigation expenses that are added back to net income (loss) to calculate Adjusted EBITDA due to their extraordinary nature consist of legal settlements and related fees for specific proceedings that are unrelated to the Company’s day-to-day business operations. The Company advises the Staff that the Downtown Music and Flywheel matters are examples of expenses related to extraordinary litigation that did not represent recurring expenses arising in the Company’s ordinary course of business, and that the Company believed it to be proper to add back such expenses when calculating Adjusted EBITDA as they are not indicative of the Company’s overall operating performance. The Company also advises the Staff that it reviews its litigation expenses periodically to ensure the nature of the costs being excluded from Adjusted EBITDA continue to be outside the ordinary course of business.

Form 8-K Furnished on February 4, 2021
Exhibit 99.1
Key Operating Metrics and Non-GAAP Financial Measures, page 14

2.Please revise to present your GAAP financial statements prior to your reconciliations of non-GAAP measures to avoid giving undue prominence to the non-GAAP data in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. We also note similar disclosures in your 10-Q filings.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that as requested, the Company will present its GAAP financial statements prior to the Company’s reconciliations of non-GAAP measures in future filings in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.
PELOTON - 1002

United States Securities and Exchange Commission
Division of Corporation Finance
March 30, 2021

* * * * * * *
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559, or, in my absence, Allen Klingsick at (202) 288-3339.
Sincerely,
/s/ Jill Woodworth
Jill Woodworth, Chief Financial Officer

cc:
Allen Klingsick, Senior Vice President and Chief Accounting Officer
Hisao Kushi, Chief Legal Officer and Secretary
Caitlin Johnston, Associate General Counsel
Peloton Interactive, Inc.
James D. Evans, Esq.
Cynthia C. Hess, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY PELOTON INTERACTIVE, INC.
PELOTON - 1003